EXHIBIT D.8

PUBLIC SERVICE COMMISSION
                         STATE OF NEW YORK

Joint Petition of Consolidated Edison, Inc. and	:
Northeast Utilities Regarding Merger			:	JOINT PETITION
and Stock Acquisition						:


TO THE PUBLIC SERVICE COMMISSION
OF THE STATE OF NEW YORK:


On October 13, 1999, Consolidated Edison, Inc. ("CEI") and Northeast Utilities ("NU") (jointly referred to herein as the "Petitioners") entered into an Agreement and Plan of Merger, ("Merger Agreement"), pursuant to which all of the assets of both CEI and NU will be owned by a single holding company. A copy of the Merger Agreement is attached hereto as Appendix A. CEI and NU are currently separate holding companies, both of which have regulated and unregulated subsidiaries. Under the Merger Agreement, CEI will acquire all of the common stock of NU for $25.00 per share (subject to adjustment under certain specified conditions) in a combination of cash and common stock. To effect the acquisition, CEI has established a subsidiary, Consolidated Edison, Inc. ("New CEI"), which will ultimately be the new parent holding company. New CEI has, in turn, established a subsidiary, "N Acquisition LLC". At the closing of the merger transaction (the "Merger"), CEI will merge into New CEI and N Acquisition LLC will merge into NU, with a result that NU will become a subsidiary of New CEI. Charts showing the transaction and the resulting structure are shown on Appendix B. The combined company will be the nation's largest electric distribution utility with over 5 million electric customers, as well as 1.4 million gas customers, serving a diverse mix of urban and suburban communities with a population of more than 13 million. The combined company will have revenues on a pro forma basis of approximately $11 billion and total assets of almost $28 billion.

The Merger Agreement provides for the acquisition by CEI, which is not itself a regulated New York electric corporation, of certain out-of-state assets. It does not call for the sale, transfer or assignment of any of the franchises, permits, operating rights or any other assets or any of the stock of any regulated New York electric, gas, steam or telephone corporation. Therefore, the Petitioners do not believe that Commission approval of the Merger under section 70 of the Public Service Law is required.(1) However, given the significance of the Merger to New York State, which will become home to the headquarters of one of the country's premier utility companies, Petitioners are seeking the Commission's expeditious review of the Merger. Affirmative Commission support for this Merger is consistent with New York's goal of facilitating and encouraging efficient utility operations and the transition to a competitive energy marketplace.

The Merger of CEI and NU is clearly in the public interest. As will be demonstrated below, the Merger will create the potential for improved efficiencies in operations and administration due to synergies from scale and consolidation, which will ultimately benefit consumers. In addition, the Merger will enable the combined company to safely, reliably and efficiently operate the largest transmission and distribution system in the Northeast, with resultant benefits to customers, shareholders and employees alike. The Merger will provide the combined company with scale and scope to invest in infrastructure, advanced technologies and improved service; it will result in a financially strong company that will attract future capital investments for necessary system improvements and provide its shareholders with appropriate returns; and it will provide employees in both companies with greater opportunities for job advancement and skills enhancement.

I.	INFORMATION REGARDING THE PETITIONERS

	A.	CEI

CEI is a public utility holding company organized under the laws of the State of New York and has its principal place of business at 4 Irving Place, New York, New York 10003. CEI, not itself an operating company, provides a wide range of energy-related products and services to its customers through its six subsidiaries: Con Edison, a regulated utility providing electric service to over three million customers, natural gas service to over a million customers in New York City and Westchester County, and steam service to about 2,000 customers in parts of Manhattan; Orange and Rockland, a regulated utility serving over 250,000 electric customers and over 100,000 gas customers in a 1,350 square mile area, comprising sections in southeastern New York State, in the adjacent sections of northern New Jersey (through its wholly-owned subsidiary, Rockland Electric Company ("RECO"), a regulated New Jersey utility,) and in northeastern Pennsylvania (through its wholly-owned subsidiary, Pike County Light & Power Company ("Pike"), a regulated Pennsylvania utility); Consolidated Edison Solutions, Inc., a retail energy services company; Consolidated Edison Energy, Inc., a wholesale energy supply company; Consolidated Edison Development, Inc., an infrastructure development company; and Consolidated Edison Communications, Inc., a telecommunications infrastructure company. CEI had approximately $7.1 billion in consolidated operating revenues for the year ending December 31, 1998, and approximately $5.6 billion in consolidated operating revenues for the nine months ending September 30, 1999.

	B.	NU

NU, a Massachusetts business trust, is a public utility holding company for a number of companies comprising the NU system, and is not itself an operating company. Its principal place of business is located at 174 Brush Hill Avenue, West Springfield, Massachusetts, with the general offices of NU and its subsidiaries located at 107 Selden Street, Berlin, Connecticut 06037. NU serves approximately 1.75 million electric customers through its wholly-owned operating subsidiaries: The Connecticut Light and Power Company, serving approximately 1.12 million customers in Connecticut; Public Service Company of New Hampshire, serving approximately 430,000 customers in New Hampshire; Western Massachusetts Electric Company, serving approximately 200,000 customers in Massachusetts, and Holyoke Water Power Company, serving approximately 30 industrial customers in Massachusetts. Other subsidiaries of NU market natural gas, electricity and electric products and services in the Northeast, provide energy conservation services, and hold investments in telecommunications infrastructure.

	In June 1999, NU entered into an agreement to acquire Yankee Energy System, Inc. ("Yankee Energy"). The merger is expected to close as early as in the first quarter of 2000. Yankee Energy is the largest natural gas distributor in Connecticut, serving approximately 185,000 gas customers. NU had approximately $3.8 billion in consolidated operating revenues for the year ending December 31, 1998, and approximately $3.3 billion for the nine months ending September 30, 1999.

C.	Certificates Of Incorporation

	Certified copies of CEI's Certificate of Incorporation, Con Edison's Certificate of Incorporation, and Orange and Rockland's Restated Certificate of Incorporation, and each amendment or restatement of each such Certificate, have been filed with the Commission.

D.	Corporate Structure

In Case 96-E-0897, the Commission approved, subject to certain conditions and understandings, an Agreement and Settlement, dated September 19, 1997, among Con Edison, Staff and other parties ("the Con Edison Settlement Agreement").(2) As permitted by the Con Edison Settlement Agreement, Con Edison became a wholly-owned subsidiary of a newly-formed holding company, CEI, on January 1, 1998.(3) Subsequently, pursuant to the Commission's April 2, 1999 Order Authorizing Merger in Case 98-M-0961, Orange and Rockland became a wholly-owned subsidiary of CEI on July 8, 1999.

CEI, the parent company of Con Edison and Orange and Rockland, is currently a holding company exempt from registration under the Public Utility Holding Company Act of 1935 ("PUHCA"). NU is a holding company registered under PUHCA. CEI and NU will both be required to obtain Securities and Exchange Commission ("SEC") approval of the Merger under PUHCA. New CEI will be required to register under section 5 of PUHCA within 30 days of the effective time of the Merger, and New CEI will become subject to the restrictions that PUHCA imposes on registered holding companies, including requirements respecting the provision of services to operating companies from service companies.

	Except as provided herein, the revised corporate structure approved in the April 2, 1999 Order Authorizing Merger in Case 98-M-0961 remains the same.

	E.	Cost Allocation
	The registered PUHCA status of New CEI will require a service company framework, similar to Northeast Utilities Service Company ("NUSCO"), NU's existing service company, to the extent services are shared by operating companies. Under the service company framework, all CEI subsidiaries will receive allocations of costs appropriate to the services being rendered to them as approved by the SEC. Prior to implementing such new cost allocations, or making any transfer of utility assets to the service company, the New York regulated utilities will make the appropriate filings with the Commission, including required revisions to the existing affiliate transaction rules, if any.

II.	SUMMARY OF THE MERGER AGREEMENT

	Pursuant to the Merger Agreement, CEI agreed to acquire NU for a base price of $25 per NU common share (subject to certain adjustments and allocations described below), payable in cash and stock. Upon completion of the Merger, New CEI and NU will be the surviving companies, the former holders of CEI and NU common shares will together own all of the outstanding shares of common stock of New CEI, and New CEI will in turn own all of the outstanding common shares of Con Edison, NU (which will continue to own its regulated utilities), Orange and Rockland (which will continue to own its regulated utilities) and non-utility subsidiaries.

	Each NU shareholder may elect to receive, for each NU common share, a fraction of a share of New CEI common stock equal to a numerator of $25.00 divided by the weighted average trading price of a CEI common share over 20 trading days randomly selected from the 40 trading days ending five trading days prior to the closing of the Merger. However, the CEI share price used to calculate this fraction will not be less than $36.00 nor greater than $46.00. The Merger Agreement further provides that $1.00 is to be added to the numerator if, prior to the closing of the Merger, NU enters into binding agreements to sell certain nuclear facilities which meet specific conditions set forth in the Merger Agreement (the "Divestiture Condition"). In addition, $0.0034 will be added to the numerator for each day after August 5, 2000, should the merger not have closed by then, through the day prior to the closing of the Merger.

	In the alternative, holders of NU common shares may elect to receive, for each NU common share, cash consideration equal to $25.00 per NU common share, provided that an additional $1.00 per share will be payable if, prior to the closing of the Merger, NU satisfies the Divestiture Condition, and an additional $0.0034 will be added to the numerator for each day after August 5, 2000 through the day prior to the closing of the Merger.

	Elections by NU shareholders of stock or cash consideration will each be subject to allocation and proration procedures. These procedures provide that not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into the right to receive cash consideration, and not more than 50 percent of the aggregate number of NU shares eligible to receive Merger consideration will be converted into common stock of the combined company.

	If the Merger closes on or prior to December 31, 2000, and the Divestiture Condition has not been satisfied, but thereafter on or prior to December 31, 2000 the Divestiture Condition is satisfied, then each NU shareholder (whether the shareholder elected stock or cash consideration) will be entitled to $1.00 per converted NU common share to be paid in cash by New CEI.

The aggregate price to be paid to NU shareholders (including the value of the stock consideration), will depend upon the adjustments described above and the number of NU common shares outstanding at the completion of the Merger, but is not expected to exceed $3.6 billion. New CEI will account for the Merger under the purchase method of accounting in accordance with generally accepted accounting principles. Under the purchase method of accounting, CEI will value NU's net assets and liabilities at their fair market value, and any premium paid over and above fair market value will be reflected as goodwill and amortized over 40 years. The fair market value for assets utilized in the regulatory framework is generally their book value. The transaction is valued at approximately $7.5 billion, including NU's debt, capitalized leases and preferred securities.

	The respective Boards of Directors of the Petitioners have approved the Merger Agreement to combine the two companies and create a new holding company. In addition to the Boards' approval, the Merger Agreement is conditioned upon the approvals of the shareholders of both CEI and NU. NU needs the approval of at least two-thirds of its outstanding common shares;
CEI needs the approval of the majority of its common shares. The parties plan to call special meetings of their shareholders to approve the Merger in early 2000. The Merger is also subject to federal and state regulatory approvals and filings and certain conditions customary for transactions of this type.

III.	MANAGEMENT OF THE MERGED COMPANY

	Upon the completion of the Merger, NU will become a wholly-owned subsidiary of the New CEI. Eugene R. McGrath, the current Chairman and Chief Executive Officer of CEI, will continue as Chairman and Chief Executive Officer of New CEI. Michael G. Morris, the current NU Chairman, will become President of New CEI. Four of the Directors of New CEI, including Mr. Morris, will be designated by NU. The remaining Directors will be designated by CEI.

	New CEI's corporate headquarters will be located in New York City, and the headquarters of New CEI's operating utilities will remain in their respective service territories. This structure will preserve all of the benefits of localized management while simultaneously allowing for the efficiencies and economies that will be derived from the Merger.

	The Merger Agreement provides for headquarters for the unregulated business and for personnel providing services to the NU companies to be located in Connecticut.

IV.	THE BENEFITS OF THE MERGER

	Dramatic changes are occurring in the regulation of the electric and gas industries at the federal and state levels, resulting in an increasingly competitive environment in which gas and electric utilities operate. Both
CEI and NU have concluded that size, resources and a larger customer base will be critical in achieving lower rates for customers, as well as competitive investor returns. Accordingly, Petitioners believe that the terms of the business combination set forth in the Merger Agreement will provide a mutually beneficial setting for responding to this evolving and increasingly competitive energy marketplace.

	The common vision of CEI and NU and their complementary strategies, in combination with their management, personnel, technical expertise and financial strength, will create a company with the capabilities and resources better positioned to succeed and grow in the new competitive energy marketplace. The Merger would join two well-managed companies with complementary and contiguous operations, providing substantial strategic and financial benefits to customers, employees and shareholders alike. These benefits are expected to include a strong, regional foundation, providing New CEI with the scale and scope necessary to invest in infrastructure, utilize advanced technologies in a cost-effective manner and better serve customers. The combination will enable Petitioners to meet their commitments to customer service and system reliability. In addition, Petitioners anticipate substantial merger savings over time in their regulated businesses from greater efficiencies in operations and business processes through the elimination of duplicate facilities and activities, administration and other labor cost savings, and increased purchasing efficiencies.

	A.	Merger Savings

Substantial savings have recently been captured by the Con Edison
Settlement Agreement;(4) the Orange and Rockland Restructuring Plan,(5) and the recent merger of Con Edison and Orange and Rockland.(6) The Merger will provide savings that will rebound to consumers for many years.

As shown on Appendix C, based on current estimates, the Merger is anticipated to result in savings for the regulated operations of New CEI, net of transaction costs and costs to achieve, of approximately $1.3 billion on a cumulative nominal basis over the first ten years following the closing of the transaction, which is scheduled for July 2000. These savings were derived by combining, to the extent practicable, the costs and workforces of the two companies and applying general reduction factors, mainly in the administrative areas, that normally result from a combination of similarly-sized companies. A transition team has been established to identify the precise means by which the Merger efficiencies will be realized and, while specific assumed reductions in certain areas will be overstated or understated, CEI and NU expect that the overall level of merger savings will be phased in and realized over time, with the savings achieved at the end of the ten-year period being in the range of $1.3 billion.(7)

	Appendix C also shows the estimated transaction costs and other costs to achieve, which total approximately $319 million. Transaction costs and costs to achieve include the incremental legal, financial, employee and organizational costs incurred and to be incurred to effectuate and implement the Merger.

	Petitioners propose a reasonable and equitable allocation between consumers and investors of the synergy savings resulting from the Merger, which will eliminate time-consuming litigation over estimated levels of synergy savings and costs-to-achieve, while giving appropriate recognition for the investment required to bring about desirable and efficient combinations such as the Merger.(8) While Petitioners are not seeking direct recovery of the acquisition premium through rates, Petitioners propose that they be permitted to retain the merger savings for a sufficient time to allow CEI's shareholders a reasonable opportunity to recover their investment.

	Specifically, the Petitioners propose that, in the absence of a general rate case, the Petitioners retain the synergy savings that would normally be retained if the Petitioners were to reduce expenses in a period between rate cases. In other words, the Petitioners will retain all near-term synergy savings, except that savings in costs that are normally flowed through to consumers through fuel or gas clauses; the latter savings will be fully and immediately flowed through to customers, as would be the case with reductions in other cost elements subject to adjustment-clause recovery. This regime should continue in effect for a period of 7 years. Thereafter, merger savings should be allocated between consumers and investors in a manner to be determined by the Commission, taking into account the ongoing amortization expenses associated with the Merger and the interests of consumers in realizing benefits from the Merger. Under this approach, the near-term costs of implementing the Merger will not be charged to customers but will be borne by investors and will offset the retention of near-term non-fuel synergy savings. If any earnings caps or sharing mechanisms are in effect, identified synergy savings would be excluded from such calculations. This allocation approach is to provide ratepayers with significant short- and long-term benefits that would not have been available absent the Merger and balances the need to recognize the significant costs to effectuate the Merger with the interest of achieving a key objective in effectuating the Merger, that is, the provision of efficiency benefits to customers.

	If a general rate case filed after closing of the Merger is decided for any of the regulated services of Con Edison or Orange and Rockland during the 7-year retention period, the revenue requirement would be determined based on normal cost of service principles, including applicable synergy savings and applicable merger costs. This revenue requirement would then be adjusted to include company retention of applicable synergy savings net of applicable merger costs, and rates would be set on the adjusted revenue requirement.
The retained net savings will not exceed an amount equivalent to the annual return of and return on the unamortized acquisition premium for the same period. The utility would have the burden of showing that net synergy savings at least in the amount reflected in the retention would be realized.(9) If a multi-year rate case is negotiated, subsequent rate year retentions (in the event net synergies increase or decrease from the synergy levels reflected in the rate case revenue requirement) could be projected and reflected in a manner to be negotiated. An allocation of the synergy savings among the regulated companies has not yet been finalized.

	B.	Ability To Finance Utility Operations

Under the terms of the Merger, each of the regulated subsidiaries will remain as direct or indirect subsidiaries of CEI and as separate utilities subject to the jurisdiction of the appropriate regulatory agency. Thus, Con Edison and Orange and Rockland will remain as separate regulated utilities subject to Commission jurisdiction, and Commission approval pursuant to
Section 69 of the Public Service Law will continue to be required for any additional debt or preferred equity financing by the New York regulated utilities.

As a consequence, the transaction will not impair the ability of any subsidiary to continue to raise debt or preferred equity capital in the future. Moreover, additional equity capital, whether raised publicly at the New CEI level or generated internally, will be invested in each subsidiary, as appropriate, to fund utility capital expenditures while maintaining a cost-effective capital structure at the utility level. To facilitate appropriate allocation of capital within New CEI, the merged company expects to create a guideline for prioritizing the allocation of funds among the subsidiaries. A committee comprised of senior managers will be established at the time of the Merger consummation, which would monitor operating and financial requirements with a view to ensuring that capital allocated to the regulated companies is adequate to provide safe and reliable service to customers.

	C.	Customer Service

	The Merger will facilitate the achievement of the customer service quality goals set forth in the Con Edison Settlement Agreement and the Orange and Rockland Restructuring Plan. The combination of CEI and NU should strengthen the ability of the operating companies to offer enhanced and additional services to customers. This will include the utilization of best practices and innovative technology now available in the separate companies in responding to customer service needs.

Significantly, since both Con Edison and Orange and Rockland will remain regulated utilities subject to the full jurisdiction of the Commission, the proposed transaction would not limit the Commission's authority to take appropriate action to further address customer needs for either or both utilities, if required.

	D.	Electric System Reliability And Service

	The Con Edison Settlement Agreement, the Orange and Rockland Restructuring Plan, and the Settlement adopted in the April 2, 1999 Order Authorizing Merger in Case 98-M-0961 contain explicit commitments to the provision of high levels of reliability. These commitments will continue after the Merger, and the combination of CEI and NU will enable the regulated utilities to draw on the combined expertise and strengths of their respective workforces to meet these commitments and to assure continued system reliability . For example, because of its size and service area characteristics, Con Edison has developed comprehensive systems to support reliability, including managerial systems, such as performance tracking and root-cause analysis; remote substation and overhead system monitoring; outage management systems; and power quality services. These systems may be adapted to enhance existing NU systems. Similarly, NU has developed expertise in establishing and participating in a regional transmission organization, which has only recently been established in New York, and has an extensive overhead distribution system that, with implementation of best practices, should assist CEI in dealing with its overhead systems in Richmond, Westchester, Orange, Rockland and Sullivan counties in New York and in New Jersey and Pennsylvania.(10) NU also has a great deal of experience with a service company structure, which will be essential, to the extent services are shared by operating companies, once the new CEI is established and becomes a registered holding company under PUHCA.

	E.	Employee Benefits

	The Merger will allow the combined companies to draw on a large and more diverse and talented workforce while offering employees greater opportunities for advancement as well as career training and development. Con Edison has maintained a long-term commitment to the career development of its employees through, among other things, courses and career development programs at Con Edison's Learning Center. These programs have already benefited Orange and Rockland's employees, and will continue to the benefit of all of New CEI's employees. While New CEI will seek to identify and eliminate redundant functions in its operations, there are expected to also be opportunities for professional growth in the combined company, including the unregulated ventures. Significantly, the Merger Agreement provides for the honoring of all collective bargaining agreements and for any workforce reductions to be made on a fair and equitable basis, reflecting employees' prior experience and skills without regard to prior affiliation. The companies will minimize any merger impact to the workforce through a combination of measures including attrition, retraining, reduced hiring and other appropriate measures.

F.	Commitment To Communities And To Economic Development

	As a result of the Merger, New CEI will be better positioned to maintain its strong commitment to the economic development and welfare within the subsidiaries' respective service territories. Both CEI and NU have strong records of community involvement and charitable contributions, which will be maintained after the Merger.

	Economic development has been an important objective of both CEI and NU, and will continue to be a core objective of New CEI. The Merger will improve the contributions made by the utilities to the economies of their respective service areas not only through significantly increasing the efficiency of the energy infrastructure, but also by facilitating the transition to competition for customers served by New CEI.

	G.	Effect On Competition

The Merger will enhance competition in the electric industry and will advance competitive interests. Both petitioners have committed to and implemented comprehensive generation divestiture programs and have established open access transmission tariffs consistent with the rules and requirements of the Federal Energy Regulatory Commission ("FERC"). The technological innovations that have played a major role in facilitating competition, allowing new markets to form and expanding the types of transactions that utilities can accommodate, can be more effectively supported and encouraged on a larger scale. Business combinations such as the Merger will provide the resources necessary to foster innovation, will add vitality and strength to the drive to competition, and will thereby increase the savings available to consumers.

	In terms of the competitive restructuring already underway, Petitioners have committed themselves firmly to the development of competitive electric and gas markets in their respective service areas, are implementing retail access programs in compliance with existing rate agreements and have committed to adhering to specified affiliate transaction rules. Con Edison and Orange and Rockland were active participants in the electric and gas restructuring proceedings in New York State and have committed to the restructuring of these markets, the introduction of competition, and enabling customers to choose an alternative energy supplier. The Merger will enhance and facilitate these commitments. In addition, the combination of the unregulated subsidiaries of CEI and NU should enable them to innovate and expand their products and service to retail customers.

	H.	Effect On Regulation

The proposed business combination will not impact the Commission's jurisdiction over Con Edison and Orange and Rockland, nor will it impede the Commission's regulatory authority over the rates, service, operations, and financial condition of these regulated utilities. Both utilities will continue in existence and be subject to the same governmental orders to which they were subject immediately prior to the Merger. Moreover, the Merger will have no effect on the provisions of the Con Edison Settlement Agreement and the Orange and Rockland Restructuring Plan relating to rate reductions, retail access programs and divestiture of generating facilities.

V.	OTHER REGULATORY FILINGS

	Certain other federal and state regulatory approvals and filings will be obtained and made, as applicable, to effect the transaction contemplated by the Merger Agreement, including the following:

	A.	Federal Energy Regulatory Commission

	CEI and NU are subject to the jurisdiction of the FERC under Section 205 of the Federal Power Act ("FPA") with respect to certain wholesale electric sales and transmission services. FERC has also asserted jurisdiction over any transfer of ownership and control over FERC jurisdictional facilities under section 203 of the FPA. An application seeking the approval of the FERC will be filed in the same time frame as this Joint Petition.

	B.	Securities and Exchange Commission

CEI, a holding company exempt from most provisions of PUHCA under
Section 3(a) (1) of the Act, and NU, a holding company regulated by and registered under PUHCA, are required to obtain SEC approval under Section 9(a)(2) of PUHCA in connection with the Merger. Section 9(a)(2) requires an entity owning, directly or indirectly, 5 percent or more of the outstanding voting securities of a public utility company to obtain the approval of the SEC under Section 10 prior to acquiring a direct or indirect interest in 5 percent or more of the voting securities of any additional public utility company.

	As a result of the Merger, CEI, a holding company which currently holds in excess of 5 percent of the voting securities of a public utility within the meaning of PUHCA, will be deemed to have indirectly acquired through New CEI all of the common shares of NU, a public utility holding company within the meaning of PUHCA. Therefore, the approval of the merger by the SEC is required. It is anticipated that an application seeking SEC approval will be filed in the same time frame as this Joint Petition.

	C.	Nuclear Regulatory Commission

The Atomic Energy Act provides that a Nuclear Regulatory Commission
("NRC") license for nuclear generating facilities may not be transferred or in any manner disposed of, directly or indirectly, through transfer of control, unless the NRC finds that the transfer complies with the Atomic Energy Act and consents to the transfer. Subsidiaries and affiliates of CEI and NU hold licenses for their nuclear generating facilities; therefore, notification of the merger will be made to the NRC and its consent sought to the extent the NRC deems necessary. It is anticipated that a submittal to the NRC approval will be filed in the same time frame as this Joint Petition.

	D.	Hart-Scott-Rodino

	Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), the transaction may not be consummated until the requisite notifications and report forms have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission and the HSR waiting period requirements have been satisfied.

	E.	Connecticut Department of Public Utility Control

	The Connecticut Light and Power Company is subject to the jurisdiction of the Connecticut Department of Public Utility Control ("CT DPUC"). A filing with the CT DPUC will be made in the same time frame as this Joint Petition.

F.	Massachusetts Department of Telecommunications and Energy

	The Western Massachusetts Electric Company is subject to the jurisdiction of the Massachusetts Department of Telecommunications and Energy ("MA DTE"). A filing with the MA DTE will be made in the same time frame as this Joint Petition.

	G.	New Hampshire Public Utilities Commission

The Public Service Company of New Hampshire is subject to the jurisdiction of the New Hampshire Public Utilities Commission ("NH PUC"). A filing with the NH PUC will be made in the same time frame as this Joint Petition.

	H.	Other State Filings

	RECO is subject to the jurisdiction of the New Jersey Board of Public Utilities; Pike is subject to the jurisdiction of the Pennsylvania Public Utility Commission; and NU owns entitlement contracts to nuclear generation and other generation and transmission facilities that are subject to the jurisdiction of the Maine Public Utilities Commission and the Vermont Public Service Board. To the extent required, appropriate filings will be made with these state regulatory agencies in the same time frame as this Joint Petition.

VI.	OTHER MATTERS

	Each Petitioner respectfully reserves the right to withdraw this Joint Petition at any time prior to Commission action on the Joint Petition, and further reserves the right to decide not to consummate the transactions described herein, to the extent either of them is permitted to do so pursuant to the terms of the Merger Agreement. Con Edison waives no rights under its Settlement Agreement and, in particular, waives no rights respecting the duration, scope and terms of rate and rate-related provisions contained therein. Similarly, Orange and Rockland waives no rights under its Restructuring Plan and, in particular, waives no rights respecting the duration, scope and terms of rate and rate-related provisions contained therein.

VII.	CORRESPONDENCE AND COMMUNICATIONS

	All communications and correspondence with respect to this Joint Petition should be addressed as follows:

Chanoch Lubling, Esq.
Associate General Counsel
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY  10003
Tel: (212) 460-3302
Fax: (212) 677-5850

Daniel P. Venora, Esq.
Senior Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin, CT  06037
Tel: (860) 665-3395
Fax: (860) 665-5504

VIII.	APPENDICES

	The following appendices, which are attached to this Joint Petition, are incorporated herein and made a part hereof:

A.	Appendix A -  Agreement and Plan of Merger, dated October 13, 1999
B.	Appendix B -  Description of Merger
C.	Appendix C -  Quantification of Synergy Savings
D.	Appendix D -  Consolidated Financial Statements of CEI as of
December 31, 1998 and September 30, 1999
E.	Appendix E - Consolidated Financial Statements of NU as of December
31, 1998 and September 30, 1999

IX.	CONCLUSION AND REQUEST FOR RELIEF

	For all of the foregoing reasons, Petitioners believe that their proposed business combination is in the public interest and respectfully request the Commission's expeditious review, support for the Merger and approval of related actions, as and to the extent required, and that the Commission take such action by not later than June 15, 2000, to the end that the Merger can be consummated no later than the scheduled date of July 15, 2000, and grant such other and. further relief to which Petitioners may be entitled.

Dated:	New York, New York
		January 11, 2000


Respectfully submitted,



Consolidated Edison, Inc.		Northeast Utilities
4 Irving Place					107 Selden Street
New York, New York  10003		Berlin, CT  06037
Tel: 212-460-6330				Tel: 860-665-3639



By:							By:
John D. McMahon				Cheryl W. Grise
Senior Vice President and		Senior Vice President, Secretary and
General Counsel 				General Counsel




Footnotes:

1. Although the structure of the Merger calls for the establishment of New CEI and the merger of CEI into New CEI, this structure is not necessary to effectuate the Merger, but will assure maximum flexibility under tax rules. Significantly, the merger of CEI into New CEI will not change the ultimate beneficial ownership of Consolidated Edison Company of New York, Inc. ("Con Edison") or Orange and Rockland Utilities, Inc. ("Orange and Rockland"), because they will be controlled by the same shareholders.

2. Case 96-E-0897, Consolidated Edison Company of New York, Inc., Order Adopting Terms of Settlement Subject to Conditions and Understandings (September 23, 1997); Confirming Order (October 1, 1997); and Opinion No. 97-16 (November 3, 1997).

3. In addition, in Case 96-E-0900, the Commission approved an Electric Rate and Restructuring Plan, dated November 6, 1997 among Orange and Rockland, Staff and other parties ("the Orange and Rockland Restructuring Plan"). Case 96-E-0900, Orange and Rockland Utilities, Inc., Order Adopting Terms of Settlement (November 26, 1997) and Opinion No. 97-27 (December 31, 1997).

4. The Con Edison Settlement Agreement provides for electric rate reductions of $1.1 billion on a cumulative basis over the five-year period ending March 31, 2002, exclusive of the savings that electric customers may achieve through the new competitive markets.

5. The Orange and Rockland Restructuring Plan calls for cumulative electric rate reductions of approximately $32.4 million over the plan's four-year term expiring November 30, 2001, exclusive of the savings that electric customers may achieve through the new competitive markets.

6. It is expected that the New York customers of Con Edison and Orange and Rockland will benefit by one-half the synergy savings of the merger of those two companies, which, in the first five-years alone, is expected to total some $164 million.

7. The cost savings were based on current cost and expense levels for each company absent the Merger and then escalated by 3 percent each year through 2010.

8. The acquisition premium, or the excess of the purchase price over the fair market value of NU's net assets, is estimated to be $1.5 billion and will be accounted for as goodwill and amortized to expense over a 40-year period.

9. The burden would be met if the utility is able to show that net savings are reasonably attributable to combinations of functions or other operating or financial changes adopted by the merging companies. The burden of proof would be met by, for example, using a baseline index of costs based on actual costs during a pre-transaction period with appropriate escalation. Costs below this level would be presumed to reflect merger-related savings.

10. Significantly, the service territories of CEI and NU are contiguous, directly intertied and include the largest customer base in the New England and New York power pools (ISOs). This will facilitate the combined companies' ability to foster greater cooperation between the pools and to take advantage of operating efficiencies.